FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement to shareholders dated April 7, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 7, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 16, 2016

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on May 16, 2016 at 2 p.m. Israel time for the following purposes (the “Meeting”):

1.	To increase the number of directors on our Board of Directors from eight to nine directors;

2.	To elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	To approve the terms of service and compensation of Mr. Yona Ovadia as Chief Executive Officer of the Company as described in the Proxy Statement;

4.	To approve an annual cash bonus plan for the Chairman of the Company’s Board of Directors;

5.	Subject to their election under Item 2, to approve the grant of options to three newly elected directors upon their commencement of service;

6.	To readopt our compensation policy for the Company’s directors and officers; and

7.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2016, and for such additional period until the next annual general meeting of shareholders; when this proposal is raised, you will also be invited to discuss our 2015 consolidated financial statements.

In addition, our consolidated financial statements for the year ended December 31, 2015 will be received and considered at the Meeting.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 7, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on April 13, 2016 (the “Record Date”), are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 2 p.m. Israel time, on May 15, 2016, will be deemed received in a timely fashion and the votes therein recorded. If you attend the meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than May 6, 2016, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the “ICL”)) is April 14, 2016.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals in Items Nos. 1, 2, 3, 4, 5, 6 and 7 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items 3(a), 3(b), 3(c) and 6, the shareholders’ approval must either (i) include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Ordinary Shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2166) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors,

Dov Baharav
Chairman of the Board of Directors

April 7, 2016

- ii -

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 16, 2016

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on May 16, 2016, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2016 Annual General Meeting of Shareholders (the “Meeting”).

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about April 14, 2016.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	To increase the number of directors on our Board of Directors from eight to nine directors;

2.	To elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	To approve the terms of service and compensation of Mr. Yona Ovadia as Chief Executive Officer of the Company as described in the Proxy Statement;

4.	To approve an annual cash bonus plan for the Chairman of the Company’s Board of Directors;

5.	Subject to their election under Item 2, to approve the grant of options to three newly elected directors upon their commencement of service;

6.	To readopt our compensation policy for the Company’s directors and officers; and

7.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2016, and for such additional period until the next annual general meeting of shareholders; when this proposal is raised, you will also be invited to discuss our 2015 consolidated financial statements.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on April 13, 2016, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on May 15, 2016, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on May 15, 2016, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items Nos. 1, 2, 3, 4, 5, 6 and 7 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of Items 3(a), 3(b), 3(c) and 6, the shareholders’ approval must either (i) include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Ordinary Shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of April 5, 2016, the Company had 54,308,417 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I.  SET THE SIZE OF THE BOARD OF DIRECTORS
(Item 1 on the Proxy Card)

In accordance with our Articles of Association, our Board of Directors will consist of not less than five and not more than nine directors, as may be fixed from time to time by our shareholders.  Our shareholders last fixed the number of directors at eight.

Our Board of Directors recommends to increase the size of our Board of Directors from eight to nine members and, as described in more detail in Item 2 below, to appoint Mr. Aylon (Lonny) Rafaeli, who has extensive experience, as an additional member of our Board of Directors, to contribute to policy and decision making at the Board of Directors level.

In accordance with our Articles of Association, any change to the total number of directors serving on our Board of Directors requires the approval of such change by our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the number of directors serving on the Company’s Board of Directors be increased from eight to nine.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

Item II.  ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the directors named below for election to our Board of Directors. We are unaware of any reason why any of the nominees, if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as director if elected.

Our Board of Directors has nominated four of our current directors, Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi and Amir Ofek, for re-election. Our Board of Directors has also nominated Messrs. Aylon (Lonny) Rafaeli and Meir Shamir and Ms. Dafna Sharir for election as new directors. Messrs. Gilead Halevy and Kainan Rafaeli, who currently serve as directors, are not seeking reelection. If re-elected at the Meeting, Mr. Baharav shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors, who serve as the Company’s “external directors” in accordance with the ICL who are not standing for re-election at the Meeting – Ms. Dafna Cohen, whose term ends in December 2017, and Dr. Zvi Lieber, whose term ends in May 2017.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the company’s size and special needs.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Dov Baharav	65
Amiram Boehm	44
Ishay Davidi	54
Amir Ofek	40
Aylon (Lonny) Rafaeli	62
Meir Shamir	64
Dafna Sharir	47

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and as our interim Chief Executive Officer since May 2015 through March 2016. Mr. Baharav has served as a member of board of directors of Mellanox Technologies Ltd., a leading supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a leading global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as M.B.A. degree from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd., Rekah Pharmaceuticals Ltd., all three companies traded on the TASE, Pharm-up Ltd., Magal S3 Security Systems Ltd. (NASDAQ) and DIMAR Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (previously traded on TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) . Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is Chief Executive Officer of Cyberint Inc., a provider of cyber security services and products solutions. Mr. Ofek serves as director of the board of Cyberint since September 2014. Mr. Ofek also serves as a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion-Israel Institute of Technology and an M.B.A. degree from INSEAD.

Aylon (Lonny) Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit.  Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. in Strategic Management from the Hebrew University of Jerusalem.

Meir Shamir is the chief executive officer of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stocks Exchange.  Mivtach Shamir is a holding company active in spotting and initiating of investments in technology and in commercial real estate development in Israel and throughout Europe, USA and India. Mr. Shamir served as a navigator in the Israeli air force. Mr. Shamir is an active philanthropist and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel).  Mr. Shamir holds a Business & Economics Administration and received an Honorary Doctorate from Bar Ilan University.

Dafna Sharir is an Independent Consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. Between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994-1996 Ms. Sharir served as a tax advisor with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Frutarom Industries Ltd. and served in the past as a director of Ormat Industries Inc.  Ms. Sharir holds BA degrees in Economics and Law, both from Tel Aviv University, an LL.M. in Tax Law from the New York University, and an MBA from the European Institute of Business Administration (INSEAD), in Fontainebleau, France.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the election of each of the director nominees named above.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to re-elect Dov Baharav as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Ishay Davidi as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified”.

FURTHER RESOLVED, to re-elect Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, subject to the approval of the proposal in Item 1, to elect Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to elect Meir Shamir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to elect Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified.”

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM III.  APPROVAL OF TERMS OF SERVICE AND COMPENSATION OF MR. YONA
OVADIA AS CHIEF EXECUTIVE OFFICER
 (Item 3 on the Proxy Card)

As we announced on March 17, 2016, our Board of Directors appointed Mr. Yona Ovadia as our Chief Executive Officer, effective as of March 31, 2016.

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for executive officers and directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, terms of employment and compensation for Mr. Yona Ovadia as Chief Executive Officer of the Company.

Mr. Ovadia’s monthly salary shall be in an amount of NIS 110,000 (approximately US$28,950), effective as of March 31, 2016. Mr. Ovadia shall also be entitled to fringe benefits’, including social benefits, annual vacation and reimbursement of expenses (collectively, the “Base Compensation”).

The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, an annual cash bonus plan for Mr. Ovadia, for his services as the Company’s Chief Executive Officer in 2016, 2017 and 2018, as set forth in Annex A (the “CEO Bonus Plan”).

The Compensation and Stock Option Committee and the Board of Directors have also approved, and recommended that the Company’s shareholders approve the grant of options to purchase 400,000 of our ordinary shares to Mr. Yona Ovadia at the date of this Meeting (the “Equity Compensation”).

The options are exercisable at a price per share, which is 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the date of the Meeting. The options will vest and become exercisable in equal quarterly installments over a four year period commencing on the date of appointment of Mr. Ovadia as Chief Executive Officer, March 31, 2016, as long as Mr. Ovadia’s employment with the Company continues and will remain exercisable for 12 months following cessation or termination of his employment with the Company (other than for cause). The options will expire on the sixth anniversary of the date of the grant.

In the event of a “change in control” during his term of service as Chief Executive Officer, any options unvested at such time, will vest immediately. “Change in control” means any person, entity or affiliated group becoming the owner or owners of more than fifty percent (50%) of the outstanding equity securities or voting power of the Company or a sale of all or substantially all of the Company’s assets. However, any increase in the holdings of the Company by a shareholder that currently holds 10% or more of the outstanding share capital of the Company and/or their affiliated companies will not be considered as change of control in connection with the foregoing.

The terms of employment and compensation set forth in this Item 3 are in compliance with our Compensation Policy for executive officers and directors, which is being readopted at the Meeting (as described in Item 6).

It is therefore proposed that at the Meeting the following resolutions be adopted:

Item 3(a) – “RESOLVED, to approve the terms of employment and the Base Compensation of Mr. Yona Ovadia as Chief Executive Officer of the Company as described in Item 3 of the Proxy Statement.”

Item 3(b) – “RESOLVED, to approve the CEO Bonus Plan, as described in Item 3 of the Proxy Statement and in Annex A.”

Item 3(c) – “RESOLVED, to approve the grant of the Equity Compensation to Mr. Yona Ovadia as Chief Executive Officer of the Company as described in Item 3 of the Proxy Statement.”

The approval of each of the resolutions in this Item 3 require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Under the ICL, in general, you will be deemed to be a controlling shareholder if you have the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of any of the resolutions in Item 3.

ITEM IV.  APPROVAL OF AN ANNUAL CASH BONUS PLAN FOR THE CHAIRMAN OF
THE BOARD
 (Item 4 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company’s Compensation Policy for Executives Officers and Directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, an annual cash bonus plan for Mr. Dov Baharav, for his services as Chairman of our Board of Directors in 2016, 2017 and 2018, as set forth in Annex B, (the “Chairman Bonus Plan”).  As outlined in Annex B, the Chairman Bonus Plan is generally based on the same criteria of the CEO Bonus Plan except that the maximum payout threshold equal 60% of the maximum payout in the CEO Bonus Plan. The Chairman Bonus Plan is in compliance with our Compensation Policy for Executive Officers and Directors, which is being readopted at the Meeting (as described in Item 6).

“RESOLVED, to approve the Chairman Bonus Plan, as described in Annex B.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the foregoing resolution.

ITEM V.  APPROVAL OF GRANT OF OPTIONS TO NEWLY ELECTED DIRECTORS UPON
COMMENCEMENT OF THEIR TERM OF SERVICE
 (Item 5 on the Proxy Card)

As described in Item IV above, under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company’s Compensation Policy for Executives Officers and Directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

In addition to the cash compensation paid to our directors, our serving directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment as directors of the Company.

Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to each of Messrs. Aylon (Lonny) Rafaeli and Meir Shamir and Ms. Dafna Sharir upon commencement of his or her term of service as our director.

Pursuant to the terms of our Compensation Policy for executive officers and directors, the exercise price of the options to be granted to each of Messrs. Aylon (Lonny) Rafaeli and Meir Shamir and Ms. Dafna Sharir will be equal to 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date.

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three year period so long as the relevant director continues to serve in office, and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

The above proposed grants of options are in compliance with Company’s Compensation Policy for executive officers and directors, which is being readopted at the Meeting (as described in Item 6).

It is therefore proposed that at the Meeting the following resolutions be adopted:

 ”RESOLVED, subject to his election under Item 2, to approve a grant of options to Mr. Aylon (Lonny) Rafaeli upon commencement of his term of service as set forth in this Proxy Statement.

FURTHER RESOLVED, subject to his election under Item 2, to approve a grant of options to Mr. Meir Shamir upon commencement of his term of service as set forth in this Proxy Statement.

FURTHER RESOLVED, subject to her election under Item 2, to approve a grant of options to Ms. Dafna Sharir upon commencement of her term of service as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve each of the foregoing resolution.

ITEM VI.  READOPTION OF THE COMPENSATION POLICY FOR THE COMPANY’S
DIRECTORS AND OFFICERS
(Item 6 on the Proxy Card)

Pursuant to the ICL, all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as Gilat, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by the ICL.  In accordance with the ICL, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the original adoption date.

In 2013, in accordance with the Israeli law requirements, our Compensation and Stock Option Committee reviewed and adopted a written compensation policy for our executives and directors, which addressed the items prescribed by the ICL, and our Board of Directors and shareholders subsequently approved the policy.

In accordance with the Israeli law requirement that such policy must be reviewed and readopted within three years from the original adoption date, our Compensation and Stock Option Committee reviewed and readopted the written compensation policy for our executives and directors, in the exact same format approved by the Company’s shareholders in 2013. A copy of the proposed compensation policy for executive officers and directors is attached as Annex C to the proxy statement.  Our Board of Directors subsequently approved the policy and recommended that it be readopted by the shareholders for an additional three year period.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to readopt the Company’s Compensation Policy for Executive Officers and Directors in the form attached as Annex C hereto for an additional period of three years.”

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

            ITEM VII.   RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, has been our independent registered public accountants since 2000.  It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2015:

Services Rendered	Fees	Percentages
Audit fees (1)	$869,146	91.68%
Tax fees (2)	$15,284	1.61%
Other (3)	$63,600	6.71%
Total	$948,030	100%

(1)
Audit fees are fees for audit services, include fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2015 were mainly related to other services provided in connection with regulatory filings.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during 2015.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2015 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2015 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2015, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of April 5, 2016, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of April 5, 2016 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of April 5, 2016.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 54,308,417 Ordinary Shares outstanding as of April 5, 2016.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through April 7, 2016 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	18,901,865	34.7%
Itshak Sharon (Tshuva) (2)	6,267,468	11.5%
Mivtah Shamir Holdings Ltd. (3)	5,375,647	9.9%
Meitav Dash Investments Ltd. (4)	2,704,692	5.0%
All directors and executive officers as a group (18 persons) (5)	1,583,003	2.9%

____________________________________________________

(1)
Based on a Schedule 13D/A filed on December 4, 2014 with the SEC and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on a Schedule 13G/A filed on April 7, 2016 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtah Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)
Based on a Schedule 13G/A filed on April 5, 2016, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of  BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya Holdings (Ye’elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds 2,704,692 ordinary shares as follows: (i) 663,433 ordinary shares owned by Mutual Funds of Meitav Dash Investments LTD group; (ii) 1,556,237 ordinary shares owned by Provident Funds of Meitav Dash Investments LTD group; (iii) 430,529 ordinary shares owned by ETFs of Meitav Dash Investments LTD group, and (iv) 54,493 ordinary shares owned by the Portfolio Management of Meitav Dash Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	As of April 5, 2016 all directors and executive officers as a group (18 persons) held 511,999 options that are vested or that vest within 60 days of April 5, 2016.

Compensation of Executive Officers

The annual compensation earned during 2015 by our five most highly-compensated executive officers is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Ran Tal, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: RANTA@GILAT.COM

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Annex A

Annual Cash Bonus Plan for the Chief Executive Officer

I.	Annual Bonus Plan Years:

•	Fiscal years 2016, 2017 and 2018.

II.	Eligibility Threshold for Annual Bonuses:

•	Achievement of 80% of the Company’s target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus – 6 (six) base monthly salaries.
o	Over-Achievement Bonus – 2.5 (two and one-half) base monthly salaries.

•	Bonus Criteria: (i) profitability targets (more than 50%); (ii) operational targets; and (iii) non-measurable quantitative performance targets (not more than 20%).

IV.	Partial Deferral:

•
In accordance with the Company’s compensation policy for executive officers and directors, 20% of the aggregate bonus payable for each fiscal year shall be deferred and paid subject to achievement in the subsequent fiscal year of at least 80% of the target profitability metric for the subsequent fiscal year.

Annex B

Annual Cash Bonus Plan for the Chairman of the Board

I.	Annual Bonus Plan Years:

•	Fiscal years 2016, 2017 and 2018.

II.	Eligibility Threshold for Annual Bonuses:

•	Achievement of 80% of the Company’s target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus – 3.6 (three and six-tenths) base monthly salaries.
o	Over-Achievement Bonus – 1.5 (one and one-half) base monthly salaries.

•	Bonus Criteria: (i) profitability targets (more than 50%); (ii) operational targets; and (iii) non-measurable quantitative performance targets (not more than 20%).

IV.	Partial Deferral:

•
In accordance with the Company’s compensation policy for executive officers and directors, 20% of the aggregate bonus payable for each fiscal year shall be deferred and paid subject to achievement in the subsequent fiscal year of at least 80% of the target profitability metric for the subsequent fiscal year.

Annex C

Compensation Policy for Executive Officers and Directors
Gilat Satellite Networks Ltd.

(the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), the Board of Directors of the Company (the “Board” or “Board of Directors”) approved a compensation policy (the “Compensation Policy” or “Policy”) setting forth the principles to govern the terms of office and employment of officers of the Company. This Policy was approved by the General Meeting of shareholders on September 11, 2013 and readopted on May 16, 2016.

This Compensation Policy shall apply to terms of service and compensation of officers which will be approved after the date on which this Compensation Policy was approved by the shareholders of the Company.

The term “officer” in this policy is defined as set out in the Companies Law: “a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and member of the Board of Directors (“Director”) or a manager who reports directly to the chief executive officer”.

For purposes of this Policy, “Executives” shall mean officers excluding non-employee Directors.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii)  the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business;  and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies  and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider  the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements and Insurance, Exculpation and Indemnification.

1.	Base Salary

The base salary of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company  will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO and of the Chairman of the Board shall not exceed NIS 110,000 per month, and the base salary of any Executive in the Company (other than the CEO and Chairman of the Board) shall not exceed NIS 72,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one-time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s monthly base salary for six (6) months.  Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including: social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law.  The Company shall contribute monthly payments for a study fund, as allowed by applicable law.  All such payments may be calculated based on part of or the entire monthly salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment.  The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company’s expenses reimbursement policy.  The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.             Cash Bonuses

3.1           Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company with respect to special and distinctive circumstances that were not included in the work plan for the respective year (for example, with respect to a special project decided upon during the year) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, other than the CEO or the Chairman of the Board, shall be conditioned upon the cumulative following conditions:

(i) achievement of a minimum positive Profitability Metric as determined by the Company; and

(ii) meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

Payment of the Annual Bonus to the CEO and to the Chairman of the Board, shall be conditioned upon the cumulative following conditions:

(i) achievement of a minimum positive operating profit as determined by the Company; and

(ii) meeting a threshold of not less than 80% of the operating profit target as set out in the annual budget approved by the Board.

Each of the Annual Bonus and the Special Bonus will be based mainly (80% or more) on measurable targets determined at the beginning of the year (or, with respect to the Special Bonus, predetermined targets set during the year) at certain weights, and, with respect to its less significant part (up to 20%) based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

●
financial targets, such as the Company’s profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

●	sales results;
●	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;
●	execution of projects;
●	innovation defined by specific milestones (for example, registration of patents);
●	raising capital and closing financing transactions; and
●	meeting market share targets.

Qualitative targets for the Annual Bonus or the Special Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

A portion of between 20% to 30% of the Annual Bonus (the “Deferred Amount”) will be deferred, and will be payable based on minimum measurable targets defined for the subsequent fiscal year(s). Accordingly, the Deferred Amount with respect to a given year will be granted subject to fulfillment of the following cumulative conditions:

(i)	the measurable targets defined for the given year were met; and

(ii)	Minimum measurable targets, as will be defined by the Company, for any one of the following year(s), were met as well.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 12.5% of the operating profit for such year.

The amount of the Special Bonus to be paid to an Executive, including the CEO, shall not exceed the monthly base salaries of such Executive for four (4) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive other than the CEO for any year shall not exceed such Executive’s monthly base salary for eight (8) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO for any year shall not exceed  the CEO’s base salary for twelve (12) months.

3.3.          Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company’s financial and operational performance.

3.4.          Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company’s financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3-year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.             Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for eight (8) months. Such value of the Equity-Based Compensation granted to the CEO vesting in a calendar year as aforementioned shall not exceed his or her base salary for twelve (12) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity-Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period  to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation, the exercise price of such Equity-based Compensation shall not be less than 8% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 8% over the fair market value as will be determined by the Company).

The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.

5.             Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of 43% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to 57% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of 33% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to 66% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.             Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company.  Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company  will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months.  Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.             Insurance, Exculpation and Indemnification

The officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The officers will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed $40 million. The premium payable with respect to such insurance per a 12-month period shall not exceed $450,000.

C.	Compensation of Directors

The compensation and reimbursement of expenses of all of the Company’s Directors who are not employed by the Company (including outside Directors and independent Directors) shall be in accordance with the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Additionally, the Company shall be entitled to grant Equity-Based Compensation to its non-employee Directors, subject to applicable law. The exercise price of such Equity-based Compensation shall not be less than 8% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 8% over the fair market value as will be determined by the Company). The value of such Equity-Based Compensation granted to any non-employee Director (determined based on generally accepted accounting principles applicable to the Company) vesting in any calendar year (calculated on a linear basis) shall not exceed at the time of grant US$70,000.

Share-Based Compensation granted to non-employee Directors shall vest over a period of at least three (3) years.

D.	General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.